Exhibit 99.1

NEWS RELEASE NR: 21-42 | December 24, 2021

Skeena Closes Strategic Investment from Franco-Nevada

Vancouver, BC (December 24, 2021) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce that, on December 23, 2021, it closed the structured non-brokered private placement offering (the “Offering”) announced on December 13, 2021 with Franco-Nevada Corporation (“Franco-Nevada”).

Skeena collected gross proceeds of C$30.9 million from the sale of 1,471,739 flow through common shares at a price of C$21.00 per share. Franco-Nevada was the end purchaser of the common shares issued in connection with the Offering. The gross proceeds of the Offering will be used to incur Canadian exploration expenses. All the securities issued under this Offering will be subject to a hold period of four months and one day from the closing date of the Offering.

Concurrent with the closing of the Offering, Skeena granted to Franco-Nevada a right of first refusal over the sale of a 0.5% net smelter return (NSR) royalty (the “Royalty”) over the Eskay Creek gold-silver project (“Eskay Creek”). In addition, Skeena and Franco-Nevada have entered into an amendment to the terms of their existing royalty agreement such that it will cover the same tenures as are covered in the existing Barrick royalty agreement.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of Skeena’s securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to full Feasibility Study in Q1 2022.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

The scientific and technical information in this press release was approved by Paul Geddes, P.Geo., a Qualified person as defined under National Instrument 43-101 and Vice President, Exploration and Resource Development for the Company.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the Offering; the Royalty; and the timing and success of the Company’s exploration programs and drilling projects. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s Management’s Discussion and Analysis (“MD&A”) for the nine months ended September 30, 2021 and 2020, and the Company’s Annual Information Form (“AIF”) dated March 25, 2021. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this press release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A and AIF, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. The Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.